

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121



19th May 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 31st January 2006:

"AGM Statement"
"Result of AGM"

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc



PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
"Premier" or "the Company"

AGM Statement

The following statement was made by Sir David John, Chairman of Premier Oil PLC, at today's Annual General Meeting of the Company:

"One year into the new management team I am delighted to report they have made excellent progress on all fronts with production ahead of plan, a 10 per cent increase in Premier's resource base, exploration and appraisal success and well executed development projects - most notably with Premier's first oil from West Africa which came on-stream in February.

This year's programme has begun with two successes in Indonesia and the Group is looking forward to the outcome of its current drilling in Vietnam. Safety of course, remains the highest priority and our record on accidents and lost time incidents shows five years of continuous improvement.

Premier's good operational performance and stronger oil and gas prices produced an excellent financial result with profits up 75%, a healthy cash flow and a continuing strong balance sheet. With rising production and further increases in commodity prices, we look forward to another strong financial performance in 2006.

Looking forward, operations have now been re-organised under four regional teams and it is exciting to see the development of each of our core regional businesses. Our North Sea group is now based in Stavanger in Norway and is already pursuing its first Norwegian development project, the Froy field. Our West Africa team has new production from the Chinguetti field in Mauritania and will shortly be drilling in Guinea-Bissau. Our Pakistan/Middle East team is negotiating new gas contracts in Pakistan and later this month will be appraising one of last year's discoveries in Egypt. The Asia group based in Jakarta and Singapore, has had exploration success already this year, completed an acquisition from ExxonMobil in North Sumatra and is currently exploration drilling in Vietnam.

With such an active programme around the world and a good operational start to the year I am confident Premier will achieve another strong performance this year."

19 May 2006

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**



Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

Result of AGM

Premier Oil PLC announces that all resolutions proposed at its Annual General Meeting held earlier today were duly passed.

19 May 2006

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**